UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                        ________________

                          SCHEDULE 13G
                        ________________

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 2)*

                       Federal Mogul Corp.
                        (NAME OF ISSUER)

                  Common Stock, $5.00 par value
                 (TITLE OF CLASS OF SECURITIES)

                           313549 10 7
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this
statement.                                                   [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 6 PAGES

                               13G

CUSIP No. 313549 10 7
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          John A. Levin & Co., Inc.
          13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    938,065
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,250,315
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,250,600
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          3.6%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IA, BD
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                        PAGE 2 OF 6 PAGES

                               13G

CUSIP No. 313549 10 7
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          John A. Levin
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    938,005
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,250,315
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,250,600
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          3.6%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                        PAGE 3 OF 6 PAGES

          Amendment No. 2 to the Schedule 13G of John A. Levin & Co., Inc. ("Levin & Co.") and John A. Levin with respect to the Common Stock, $5.00 par value (the "Common Stock") of Federal Mogul Corp. (the "Company").

This Amendment No. 2 to Schedule 13G restates the entire text of the Schedule 13G pursuant to Rule 101(a)(2)(ii) of Regulation S-T.

ITEM 1(a)    NAME OF ISSUER:
             Federal Mogul Corporation

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             26555 Northwestern Highway
             Southfield, Michigan 48034

ITEM 2(a)    NAME OF PERSON FILING:
             John A. Levin & Co., Inc. ("Levin & Co.")
             John A. Levin

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             One Rockefeller Plaza, New York, New York  10020

ITEM 2(c)    CITIZENSHIP:
             Levin is a corporation organized under the laws of the State of Delaware. John A. Levin is a citizen of the United States.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:
             Common stock, $5.00 par value (the "Common Stock").

ITEM 2(e)    CUSIP NUMBER:
             313549 10 7

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
             OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
             (a)   ( X )  Broker or Dealer registered under Section 15 of the
                          Securities Exchange Act of 1934 (the "Act")
             (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
             (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                          the Act
             (d)   (   )  Investment Company registered under Section 8 of the
                          Investment Company Act of 1940
             (e)   ( X )  Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940
             (f)   (   )  Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Sec.
                          240.13d-1(b)(1)(ii)(F)
             (g)   (   )  Parent Holding Company, in accordance with Sec.
                          240.13d-1(b)(ii)(G) (Note: See item 7)
             (h)   (   )  Group, in accordance with Sec. 240.13d-
                          1(b)(1)(ii)(H)
                        PAGE 4 OF 6 PAGES

ITEM 4.  OWNERSHIP.

     Item 4 is hereby amended and restated as follows:

     (a)  Amount beneficially owned:
                  1,250,600

     (b)  Percent of class:
                  3.6%

          (based on the 35,076,486 shares of Common Stock reported outstanding as of May 13, 1996, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended March 31, 1996).

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                        0

          (ii)  shared power to vote or to direct the vote
                        938,065

          (iii) sole power to dispose or to direct the disposition of
                        0

          (iv)  shared power to dispose or to direct the disposition of
                        1,250,315

          Levin & Co. holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. By virtue of John A. Levin's positions as President, director and sole stockholder of Levin & Co., Mr. Levin may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co. Levin & Co. has the sole power to vote and dispose of, and shares the power to vote and dispose of, such shares of Common Stock to the extent set forth above. All such powers of Levin & Co. may be exercised by John A. Levin.


                        PAGE 5 OF 6 PAGES

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
             The Company owns less than five percent of the Common Stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
             Not applicable.

ITEM 10.     CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

             By signing below, Levin & Co. and John A. Levin certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  ___________, 1996

                         JOHN A. LEVIN & CO., INC.

                         /s/ John A. Levin
                         ---------------------------
                         John A. Levin
                         President

                         /s/ John A. Levin
                         ---------------------------
                         John A. Levin

                        PAGE 6 OF 6 PAGES